UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Green Plains Renewable Energy, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

393222104

(CUSIP Number)

Michelle Mapes, Esq.

Husch Blackwell Sanders LLP

1620 Dodge Street

Suite 2100

Omaha, NE 68102

(402) 964-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13D-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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1	Names of Reporting Persons. IRS Identification Number of Above Person (Entities Only). Wayne B. Hoovestol No IRS Identification Number

2	Check the Appropriate Box if a Member of a Group:
	(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)

If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check. ☒ (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).

3	SEC Use Only.

4	Source of Funds. OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 943,126

	8	Shared Voting Power 30,000

	9	Sole Dispositive Power 943,126

	10	Shared Dispositive Power 30,000

11	Aggregate Amount Beneficially Owned by the Reporting Person 973,126

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares. ☒*

13	Percent of Class Represented by Amount in Row 11. 3.9% (Based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)

14	Type of Reporting Person. IN – Individual

* As a result of the Shareholders’ Agreement described in Item 4 and Item 6, the Reporting Person may be deemed to be the beneficial owner of shares of the Issuer’s common stock beneficially owned by Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wilon Holdings S.A.  The Reporting Person disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.  Based on the information provided to the Reporting Person, Bioverda International Holdings Limited beneficially owns 11,227,653 shares of the Issuer’s common stock and Bioverda US Holdings LLC beneficially owns 1,320,879 shares of the Issuer’s common stock, representing in the aggregate 50.8% of the issued and outstanding common stock of the Issuer.  Based on the information provided to the Reporting Person, Wilon Holdings S.A. beneficially owns an additional 749,837 shares of the Issuer’s common stock, representing 3.0% of the issued and outstanding common stock of the Issuer (this amount excludes shares of the Issuer’s common stock currently beneficially owned by Bioverda International Holdings Limited and Bioverda US Holdings LLC  and subject to the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE) between such parties and Wilon Holdings S.A.).

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Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, $.001 par value of Green Plains Renewable Energy, Inc., an Iowa corporation ( “GPRE” or the “Issuer”).  The principal executive offices of the Issuer are located at 9420 Underwood Avenue, Suite 100, Omaha, Nebraska 68144.

Item 2.	Identity and Background

This Statement is being filed on behalf of Mr. Wayne B. Hoovestol (the “Reporting Person”), whose business address is 9420 Underwood Ave., Suite 100, Omaha, Nebraska 68114.  Mr. Hoovestol’s principal occupation is Chief Executive Officer and Director of the Issuer, whose principal address is the same as Mr. Hoovestol’s business address.  Mr. Hoovestol is a citizen of the United States of America.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Not Applicable.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Issuer’s common stock for investment purposes.  Notwithstanding, in connection with the Merger (as defined below), the Reporting Person entered into certain agreements and arrangements that would result in certain events reportable under this Item 4.

Pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) with VBV LLC (“VBV”) and certain other parties, a wholly owned merger subsidiary of the Issuer was merged with and into VBV (the “Merger”), with VBV continuing as the surviving company and a wholly owned subsidiary of the Issuer.  A copy of the Merger Agreement is filed as Exhibit A to this Statement and is incorporated herein by reference.  In connection with the Merger, the Issuer, Bioverda International Holdings Limited (“Bioverda International”), Bioverda US Holdings LLC (“Bioverda US”), Wilon Holdings S.A. (“Wilon”) and, in his individual capacity, Wayne Hoovestol, the Issuer’s Chief Executive Officer, entered into a Shareholders’ Agreement dated October 15, 2008 (the “Shareholders’ Agreement”), which provides, among other things, certain rights and obligations of the parties with respect to the composition of the Issuer’s board of directors and voting of their shares.

Under the Shareholders’ Agreement, the parties thereto are obligated to cause the Issuer’s board of directors to be comprised of not more than nine directors, unless such increase is approved by at least six of the directors then serving. Of the nine directors, the Bioverda entities have the collective right to designate four individuals to be nominated by the board to stand for election (the “Bioverda Nominees”) and Wilon has the right to designate one individual to be nominated by the board to stand for election (the “Wilon Nominee” and, together with the Bioverda Nominees, the “Investor Nominees”). The right of the Bioverda entities and Wilon to designate director nominees shall continue so long as they own shares representing not less than 33.5% and 2.5%, respectively, of the Issuer’s outstanding common stock.

The Issuer is required to cause the Bioverda Nominees and Wilon Nominee to be nominated for election as directors of the Issuer at each meeting of the Issuer’s shareholders where the election of directors is held.  In addition, the Issuer shall solicit proxies for the election of the Investor Nominees and recommend that shareholders vote in favor of each Investor Nominee. Additionally, each of Bioverda International, Bioverda US, Wilon and Wayne Hoovestol agree to vote in favor of all Investor Nominees to the board of directors. If a vacancy on the board of directors of the Issuer is created as a result of the resignation, removal or death of an Investor Nominee, then any of the parties entitled to designate an Investor Nominee shall be entitled to request a special meeting of the shareholders for the

CUSIP No. 393222104

purpose of electing directors, and the Issuer shall be required to call such meeting.  Additionally, each committee of the Issuer’s board of directors shall, subject to applicable director independence rules, include at least two Bioverda Nominees or one Bioverda Nominee and one Wilon Nominee.

Until such time as the Issuer has issued an aggregate of at least 6,000,000 shares of common stock to non-affiliates of the Issuer, the Bioverda entities and Wilon agree to vote their shares of the Issuer’s common stock in favor of four independent nominees proposed by the Issuer in accordance with the Issuer’s nominating committee policy, in the same proportion as the shareholders of the Issuer not affiliated with Bioverda and Wilon.

A copy of the Shareholders’ Agreement  is filed as Exhibit B to this Statement and incorporated herein by reference.

Except as noted above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

Reporting Person	Shares of Common Stock Owned		Percentage Ownership (1)
Wayne B. Hoovestol (2)	973,126	(3)	3.9%

(1)         Based upon 24,694,000 shares of common stock outstanding as of October 23, 2008, as advised by the Issuer.

(2)         Mr. Hoovestol beneficially owns 973,126 shares of common stock.  However, as a result of the Shareholders’ Agreement described in Item 4 and Item 6, the Reporting Person may be deemed to be the beneficial owner of 11,227,653 shares of the Issuer’s common stock beneficially owned by Bioverda International Holdings Limited, 1,320,879 shares of the Issuer’s common stock beneficially owned by Bioverda US Holdings LLC and 749,837 shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A., representing in the aggregate 57.2% of the issued and outstanding common stock of the Issuer.  Mr. Hoovestol disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

(3)         Mr. Hoovestol owns 851,592 shares of the Issuer’s common stock, options to purchase 50,000 shares of the Issuer’s common stock and warrants to purchase 41,534 shares of the Issuer’s common stock.  Mr. Hoovestol has the sole power to vote and direct disposition of all the common stock owned by him.  Mr. Hoovestol’s spouse owns 30,000 shares of the Issuer’s common stock.  Mr. Hoovestol has the shared power to vote and direct disposition of the common stock owned by his spouse.

During the past 60 days there have been no transactions in shares of the Issuer’s Common Stock by Mr. Hoovestol.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Following is a brief summary of agreements with respect to the securities of the Issuer and to which the Reporting Person is a party.  These summaries, as well as the descriptions included in Items 4 and 5 above, do not purport to be complete and are qualified in their entirety by reference to the corresponding agreements filed as Exhibits hereto, each of which are incorporated in this Statement by reference.

Agreement and Plan of Merger.  As described above in Items 3 and 4 above, the Issuer, VBV and certain other parties entered into an Agreement and Plan of Merger dated May 7, 2008. The Agreement and Plan of Merger sets forth the terms and conditions upon which the common units of VBV held by Bioverda International and Bioverda US were cancelled and converted into shares of the Issuer’s common stock upon the effective time of the Merger.  The Agreement and Plan of Merger is filed as Exhibit A to this Statement and incorporated herein by reference.

Shareholders’ Agreement.  As described above in Item 4, the Issuer, Bioverda International, Bioverda US, Wilon and Wayne Hoovestol entered into a Shareholders’ Agreement dated October 15, 2008.  The Shareholders’ Agreement provides for, among other things, the right of the Bioverda entities to collectively designate four of the nine individuals to be nominated to stand for election to the Issuer’s board of directors, certain registration rights for the Shares issued to the Bioverda entities in the Merger, and the obligation of the Bioverda entities to vote their

CUSIP No. 393222104

Shares in favor of four independent director nominees in accordance with the Issuer’s nominating committee policy.  A copy of the Shareholders’ Agreement is filed as Exhibit B to this Statement and incorporated herein by reference.

Lock-Up and Voting Agreement of the certain GPRE shareholders.  Certain shareholders of GPRE entered into a Lock-Up and Voting Agreement dated May 7, 2008 with VBV LLC, pursuant to which the shareholders each agree to certain covenants and restrictions on their shares of Issuer common stock, including a restriction on the transfer of such common stock for a period of 90 days following the October 15, 2008 effective date of the merger between the Issuer and VBV, subject to certain exceptions.  A copy of the Lock-up and Voting Agreement is filed as Exhibit C to this Statement and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
	(A)	Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC.
	(B)	Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol.
	(C)	Lock-Up and Voting Agreement dated May 7, 2008 by and among VBV LLC and certain shareholders of Green Plains Renewable Energy, Inc.

CUSIP No. 393222104

Signature

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned officers certify that the information in this Statement is true, complete and correct.

Dated:  October 27, 2008

/s/ Wayne B. Hoovestol
Wayne B. Hoovestol